Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

July 12, 2017

Fresenius Medical Care successfully amends and extends its credit agreement, ahead of schedule

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has successfully refinanced its existing senior secured credit agreement, originally maturing in 2019.

The amended credit agreement now reflects a simplified, unsecured structure consistent with the investment grade rating of the company and lower tiered pricing. The new structure should also enable future bond issuances to be ranked pari passu with the credit agreement.

The new facility has an aggregate amount of approximately USD 3.9 billion and consists of revolving facilities and term loans, both U.S. Dollar and Euro denominated with maturities in 2020 and 2022.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,654 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 310,473 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.